C5

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416

17004950

S
COMMISSION
20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMN Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26041 ACERO
(No. and Street)

MISSION VIEJO,	CA	92691
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Merwin, CFP / President (949)455-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Blue & Co., CPAs and Consultants, LLP
(Name – *if individual, state last, first, middle name*)

1551 North Tustin Ave., Suite 1000	Santa Ana,	CA	92705
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Matthew S. Merwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMN Capital Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIE J. WILDE
Commission # 2039615
Notary Public - California
Orange County
My Comm. Expires Sep 26, 2017

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMN CAPITAL CORPORATION

FINANCIAL STATEMENTS WITH INDEPENDENT AUDITORS' REPORT

December 31, 2016

FMN CAPITAL CORPORATION

December 31, 2016

TABLE OF CONTENTS

RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

We have audited the accompanying statement of financial condition of FMN Capital Corporation (the Company), as of December 31, 2016, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of FMN Capital Corporation's management. Our responsibility is to express an opinion on thee financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMN Capital Corporation as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 12 through 15 has been subjected to audit procedures performed in conjunction with the audit of FMN Capital Corporation's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and control, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 23, 2017

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

FMN CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$ 359,295
Receivables from brokers or dealers	68,250
Accounts receivable	29,199
Prepaid expenses	29,638
Property and equipment, net	390
Total assets	$ 486,772

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 6,116
Income taxes payable	565
Total liabilities	6,681
Stockholder's Equity	
Common stock, no par value, 1,000,000 shares authorized, 93,600 shares issued and outstanding	18,158
Retained earnings	461,933
Total stockholder's equity	480,091
Total liabilities and stockholder's equity	$ 486,772

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF INCOME
For the Year Ended December 31, 2016

Revenue	
Concessions	$ 1,927,844
Other income	15,589
Investment income	514
Total revenue	1,943,947
Operating expenses	
Administrative	1,075,343
Commissions	594,644
Licenses, permits and fees	78,147
Outside services	50,053
Shared office expense	34,396
Total operating expenses	1,832,583
Income before provision for income taxes	111,364
Provision for income taxes	1,865
Net Income	$ 109,499

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2016

	Common stock	Retained earnings	Accumulated other comprehensive income	Total
Balances at January 1, 2016	$ 18,158	$ 352,434	$ -	$ 370,592
Net income	-	109,499	-	109,499
Balances at December 31, 2016	$ 18,158	$ 461,933	$ -	$ 480,091

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
December 31, 2016

As of the audited year ended December 31, 2016, no subordinated liabilities or agreements exist in the financial statements of FMN Capital Corporation.

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

Cash flows from operating activities	
Net Income	$ 109,499
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	649
(Increase) decrease in:	
Receivables from brokers or dealers	9,177
Accounts receivable	(5,705)
Prepaid expenses	1,729
Increase (decrease) in:	
Accounts payable	(1,770)
Income taxes payable	565
Commissions payable	(541)
Cash used in operating activities	113,603
Net change in cash and cash equivalents	113,603
Cash and cash equivalents, beginning of year	245,692
Cash and cash equivalents, end of year	$ 359,295
Supplemental disclosures of cash flow information	
Cash paid for:	
Income taxes	$ 1,865
Interest	$ -

There were no investing, financing, or non-cash activities for the year ending December 31, 2016.

Note 1 – Summary of significant accounting policies

Organization and nature of business

FMN Capital Corporation (the Company), a California corporation, was incorporated January 31, 1995, and adopted a fiscal year of December 31. It maintains its principal and only active office in Mission Viejo, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. The Company's client base consists mostly of customers within the Southern California area and, therefore, its operations are affected by the financial position of its major customers and economic conditions within that area.

Basis of recognition

Concession revenue and commission expense of the Company utilizing its clearing firm (see Note 6) are recognized based on the trade date.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Concentrations

Credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time, the Company maintains cash deposits in excess of federally insured limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Revenue

The Company processes all offerings for Financial Management Network, Inc. (FMN, Inc.). See Note 5 for related party disclosure.

Note 1 – Summary of significant accounting policies (continued)

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Capital requirement

Pursuant to SEC Rule 15c3-1 and as directed by FINRA, the Company is required to maintain a minimum net capital of $50,000.

Accounts receivable

Accounts receivable consists of the commissions associated with the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. Substantially all of the accounts receivable are considered collectible. Accordingly, no allowance for doubtful accounts is recorded.

Property and equipment

Property and equipment is recorded at cost of acquisition, and fully depreciated assets are carried on the books until disposal. The Company uses the straight-line method in computing its annual depreciation expense, as computed over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2016, was $649 and is included in administrative expenses in the statement of income.

Income taxes

Generally, income taxes have not been provided for because the Company's stockholder's elected under Section 1362(a) of the Internal Revenue Code and California State law to be taxed as an S corporation effective April 1, 2000. As such, the Company's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Accordingly, no provision for federal income taxes or deferred income taxes has been included in the accompanying financial statements. However, there is a provision for income taxes, which represents a state minimum tax on corporations.

Note 1 – Summary of significant accounting policies (continued)

Income taxes (continued)

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, *Accounting for Uncertainty in Income Taxes*. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's statement of financial position and statement of income. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Note 2 – Property and equipment

Property and equipment consisted of the following:

Computer equipment	$ 17,390
Equipment	19,389
Furnishings	11,570
Total property and equipment	48,349
Less: accumulated depreciation	(47,959)
Property and equipment, net	$ 390

Note 3 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $50,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2016, the Company had net capital of $442,973, which was $392,973 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 1.51% at December 31, 2016.

Note 4 – Income taxes

The provision for income taxes for the year ended December 31, 2016, consisted of the following:

State	$1,865

The Company is subject to taxation in the United States and various states jurisdictions. As of December 31, 2016, the Company's tax years for 2012, 2013, 2014 and 2015 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2016, the Company is no longer subject to U.S. federal, state, or local, examinations by tax authorities for years before 2011.

Note 5 – Related party transactions

The Company is related through common ownership to Financial Management Network, Inc. (FMNI), a California Corporation, of which the sole stockholder of the Company is an 80% owner and the FMN ESOP is a 20% owner.

The Company has entered into an expense sharing agreement with FMNI. After consideration of all expenses borne by both companies and since many services are provided to both firms by the same vendors, it has been determined that FMNI will pay the expenses when invoiced. FMNI will then invoice the Company for its portion of the shared expenses when they are incurred. Shared expenses include use of facilities, personnel, utilities, and supplies, and are based on an agreed upon percentage for each applicable expense. During the year ended December 31, 2016, the Company paid $833,916 under the agreement.

Note 6 – Contingency

The Company is contractually obligated to maintain its agreement with its clearing firm for three years, beginning in March 2015. If the Company terminates the agreement before the end of the term it must pay the clearing firm a termination fee, which at December 31, 2016, was $248,345. Pursuant to Section XIV of the clearing agreement, in the event that the Company terminates the clearing agreement for any reason during the initial term of the agreement, the Company agrees to pay the clearing firm a lump sum fee representing the monthly clearing and execution charges due for the remaining length of the agreement. Such fee will be determined by calculating the average monthly clearing and execution charge for the previous quarter, and shall be due prior to the deconversion of accounts or upon 90 days from notice of termination. Management does not intend to terminate the agreement and, therefore, no liability has been recognized in the financial statements.

Note 7 – Subsequent events

Management has evaluated subsequent events through February 23, 2017, the date on which the financial statements were available to be issued.

FMN CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

Computation of net capital

Total stockholder's equity	$	480,091
Deduct nonallowable assets		37,118
Net capital	$	442,973

Aggregate indebtedness

Items included in statement of financial condition:		
Various liabilities	$	6,681
Total aggregate indebtedness	$	6,681
Ratio: aggregate indebtedness to net capital		1.51%

Computation of basic net capital requirement

Minimum dollar net capital required:		
Company	$	50,000
6-2/3% of total aggregate indebtedness		445
Minimum dollar net capital required		50,000
Net capital, as calculated above		442,973
Excess net capital		392,973
Net capital less 120% of minimum net capital required		382,973
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	442,973

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2016, with the final audit report attached.

See independent auditors' report

FMN CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See independent auditors' report

FMN CAPITAL CORPORATION

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

FMN Capital Corporation

26041 Acero, Mission Viejo, CA 92691

Member FINRA & SIPC

(949) 455-0300 Fax (949) 716-7413 www.fmncc.com

February 24, 2017

SEC
Mail Processing
FEB 28 2017
Washington DC
416

Securities & Exchange Commission
Registration Branch
100 F Street, NE Mail Stop 8031
Washington, DC 20549-2000

Regarding: FMN Capital Corporation
Firm CRD # 38105
Firm SEC # 8-48082

To Whom It May Concern:

Enclosed please find the following:

1) (2) SEC Annual Audited Report Forms X-17A-5 Part III with the appropriate Oath or Affirmation
2) (2) copies of FMN Capital Corporation's Audited Financial Statements for the period January 1, 2016 to December 31, 2016
3) (2) copies of FMN Capital Corporation's SIPC Report for period ending December 31, 2016
4) (2) copies of FMN Capital Corporation's Exemption Report for period ending December 31, 2016

Should you have any questions, please do not hesitate to give us a call.

Regards,

Terri L. Butler
Operations Manager

Enclosures

RonaldBlue&Co.
CPAs and Consultants

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by FMN Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FMN Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FMN Capital Corporation's management is responsible for the FMN Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 23, 2017

FMN CAPITAL CORPORATION

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name	Amount
3288	1/29/2016	SIPC	$ 2,529.00
3346	7/25/2016	SIPC	2,270.00
3403	1/31/2017	SIPC	2,527.00
3412	2/22/2017	SIPC	22.00
		Total payments made	$ 7,348.00

RonaldBlue&Co.
CPAs and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

FMN Capital Corporation (the Company) is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since all customer transactions cleared through another broker-dealer on a fully disclosed basis.

We have reviewed management's statements, included in the accompanying exemption report associated with SEC Rule 17a-5, in which (1) the Company. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board of the United States and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 23, 2017

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

FMN Capital Corporation

26041 Acero, Mission Viejo, CA 92691

Member FINRA & SIPC

(949) 455-0300 Fax (949) 716-7413 www.fmncc.com

December 31, 2016

Assertions Regarding Exemption Provisions

We, as members of management of FMN Capital Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) broker-dealers who do not carry customer margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. May not hold funds or securities for, or owe money or securities to, customers.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending ***December 31, 2016***.

FMN Capital Corporation

By:

Matthew S. Merwin
President

12/31/2016

Dated

RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by FMN Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FMN Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FMN Capital Corporation's management is responsible for the FMN Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 23, 2017

FMN CAPITAL CORPORATION

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name	Amount
3288	1/29/2016	SIPC	$ 2,529.00
3346	7/25/2016	SIPC	2,270.00
3403	1/31/2017	SIPC	2,527.00
3412	2/22/2017	SIPC	22.00
		Total payments made	$ 7,348.00

RonaldBlue&Co.
CPAs and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

FMN Capital Corporation (the Company) is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since all customer transactions cleared through another broker-dealer on a fully disclosed basis.

We have reviewed management's statements, included in the accompanying exemption report associated with SEC Rule 17a-5, in which (1) the Company. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board of the United States and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 23, 2017

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

FMN Capital Corporation

26041 Acero, Mission Viejo, CA 92691

Member FINRA & SIPC

(949) 455-0300 Fax (949) 716-7413 www.fmncc.com

December 31, 2016

Assertions Regarding Exemption Provisions

We, as members of management of FMN Capital Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) broker-dealers who do not carry customer margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. May not hold funds or securities for, or owe money or securities to, customers.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending ***December 31, 2016***.

FMN Capital Corporation

By:

Matthew S. Merwin
President

12/31/2016

Dated